Aureus, Inc.

One Glenlake Parkway, #650,

Atlanta, Georgia  30328

July 14, 2021

Securities and Exchange Commission

Washington DC

Division of Corporation Finance,

Office of Manufacturing

Re: Aureus, Inc.

Offering Statement on Form 1-A

Filed May 4, 2021

File No. 024-11517

Offering Statement on Form 1-A General

1.	We note your Offering Statement on Form 1-A for a Tier 1 offering was qualified on August 7, 2019. Please advise whether Aureus has filed an exit report on Form 1-Z in relation to its Tier 1 offering pursuant to Rule 257(a). If this exit report has not been filed, please tell us why you believe Aureus is eligible to file the Offering Statement on Form 1-A for a Tier 2 offering in light of the requirements of Rule 251(b)(7). In addition, we note you have filed this Offering Statement on Form 1-A while there are outstanding comments related to our review of your Registration Statement on Form 10 filed on April 6, 2021. Please confirm your understanding that these outstanding comments will be resolved and, to the extent that our comments apply to disclosure in the Offering Circular filed as Part II of your Form 1-A, please make corresponding revisions.

We have noted this comment, and have filed a Form 1-Z exit report for the Company’s previous Tier 1, 1-A offering, as required by Rule 257(a).

Additionally, we have extensively revised our disclosure to be consistent with the Company’s Form 10, which received a Letter on July 1, 2021 indicating there was no further comment.

Risk Factors—General Business Risks

The indemnification provisions in our Articles of Incorporation and bylaws..., page 13

2.	We note that your bylaws and contractual obligations may require you to indemnify your officers, directors, and employees. In light of your option to follow the Form S-1 format for Part II of Form 1-A, please revise your indemnification disclosure as appropriate to comply with the requirements of Item 12A of Form S-1 and Item 510 of Regulation S-K.

We have noted this comment, and have provided the following disclosure in accordance with Item 12A of Form S-1 and Item 510 of Regulation S-K.

“As permitted by Nevada law, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of us, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. We may also have contractual indemnification obligations under our agreements with our directors, officers, and employees. These indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers, and employees that we may not recoup.

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Pursuant to the laws of the State of Nevada, our Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.”

Use of Proceeds, page 18

3.	You disclose that you will use a portion of the proceeds to pay bank loans. Please address the need to show the pro forma impact of your intention to repay indebtedness. Refer to Rule 11-01(a)(8) of Regulation S-X.

We have noted this comment and have provided Proforma Financial Information based on four potential scenarios, and the potential impact on the Company’s ability to pay its indebtedness based on these scenarios.

Business, page 29

4.	We note that you have signed a non-binding letter of intent, dated March 26, 2021, to acquire Nelson’s Ice Cream. Please enhance your disclosure to provide additional information regarding the nature and terms of the letter of intent, including the purchase price. In addition, please tell us what consideration you gave to providing the financial statements of Nelson’s Ice Cream pursuant to Rule 8-04 of Regulation S-X.

In response to this Comment, we have removed all reference to the potential acquisition of Nelson’s Ice Cream, due to the fact that the LOI between the Company and Nelson’s Ice Cream expired on June 30, 2021 without entering in to a definitive agreement with Nelson’s Ice Cream.

Very truly yours,

/s/ Everett M. Dickson
Name: Everett M. Dickson
Title: Chief Executive Officer, President

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